# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ONESTREAM, INC., CIK 0001889956
CUSIP: 68278B107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, Michigan (MI), 48009
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-125767
Filed by CIK 0002027929

## Reporting persons
- Thomas Anthony Shea: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,897,454; shared voting power 12,275,805; sole dispositive power 5,897,454; shared dispositive power 12,275,805; aggregate amount beneficially owned 18,173,259 (16.3% of the class)
  Comment: Items 5, 7, and 9 consist of (i) 325,232 shares of Class D common stock, par value $0.0001 per share ("Class D Common Stock"), held by TSICU Corp., of which Mr. Shea is the sole owner and maintains control, issuable upon redemption or exchange of Common Units of OneStream Software LLC ("Common Units"), together with the cancellation of an equal number of shares of Class C common stock, par value $0.0001 per share ("Class C Common Stock"); (ii) 3,894,049 shares of Class D Common Stock held of record by Mr. Shea; (iii) 57,617 shares of Class A common stock, par value $0.0001 per share ("Class A Common Stock") held of record by Mr. Shea; and (iv) 1,620,556 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2025.
  
  Items 6, 8, and 9 consist of (i) 7,525,803 shares of Class D Common Stock held by the Shea Family Trust dated December 25, 2019, of which Mr. Shea's spouse serves as co-trustee; and (ii) 4,750,002 shares of Class D Common Stock held by the Thomas A. Shea 2020 Annuity Trust dated December 23, 2020, of which Mr. Shea's spouse serves as trustee.
  
  Items 5, 6, 7, 8, and 9 assume conversion of Class D Common Stock beneficially owned by Mr. Shea, including those shares issuable upon redemption or exchange of Common Units, into Class A Common Stock. Each share of Class D Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, each share of Class D Common Stock will convert automatically into one share of Class A Common Stock upon the earlier of (i) any transfer, whether or not for value, except for certain transfers exempted by the Issuer's amended and restated certificate of incorporation, (ii) death or incapacity (if the holder is a natural person), provided that, with respect to Mr. Shea and his permitted transferees, conversion would be deferred for nine months following any such event, and (iii) the first trading day following the seventh anniversary of the Issuer's initial public offering.
  
  Item 11 is based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by Mr. Shea as set forth in Item 9 by (b) the sum of (i) 93,318,973 shares of Class A Common Stock outstanding as of December 31, 2025, as reported by the Issuer to the Reporting Person; (ii) 325,232 shares of Class D Common Stock issuable upon redemption or exchange of the Common Units; (iii) 16,169,854 shares of Class D Common Stock beneficially owned by Mr. Shea; and (iv) 1,620,556 shares of Class A Common Stock subject to options that are vested and exercisable within 60 days of December 31, 2025. The aggregate number of shares of Class D Common Stock beneficially owned by Mr. Shea, including those issuable upon redemption or exchange of Common Units, as set forth in clauses (ii) and (iii) of this footnote are treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of Mr. Shea.

## Item 1. Issuer
Name of issuer: ONESTREAM, INC.
Address of issuer's principal executive offices: 191 N. Chester Street, Birmingham, MI, 48009.

## Item 2. Person Filing
Name of person filing: This statement is filed by Thomas Anthony Shea, also referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence:
c/o OneStream, Inc.

191 N. Chester Street

Birmingham, Michigan 48009
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page hereto.
Percent of class: See response to Item 11 on the cover page hereto
Sole power to vote or to direct the vote: See response to Item 5 on the cover page hereto.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page hereto.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page hereto.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Thomas Anthony Shea: /s/ Thomas Anthony Shea, Thomas Anthony Shea (02/13/2026)